UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERE TO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

LRAD CORPORATION
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

50213V109
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
205 East 42nd Street, 20th Floor
New York, New York 10017
(212) 974-3070

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,281,337
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,281,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,281,337
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,281,337
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,281,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,644
	8	SHARED VOTING POWER 1,281,337
	9	SOLE DISPOSITIVE POWER 16,644
	10	SHARED DISPOSITIVE POWER 1,281,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,257
	8	SHARED VOTING POWER 1,281,337
	9	SOLE DISPOSITIVE POWER 139,257
	10	SHARED DISPOSITIVE POWER 1,281,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON American Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,242
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 173,242
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Talia Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Bennett Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Samantha Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,419
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,419
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON The Merav Abbe Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,742
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100,742
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Scott L. Anchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 50213V109

1	NAME OF REPORTING PERSON Daniel H. McCollum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 50213V109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement defined and described in Item 4 below, Scott L. Anchin and Daniel H. McCollum are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,281,337 Shares beneficially owned by Iroquois Master Fund was approximately $2,323,862, including brokerage commissions.

Mr. Silverman used his personal assets to purchase the 16,644 Shares reported herein.  The total purchase price for such Shares was approximately $23,675, including brokerage commissions.

The Shares purchased by American Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, The aggregate purchase price of the 173,242 Shares beneficially owned by American Capital was approximately $370,249, including brokerage commissions.

The Shares purchased by the TAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the TAI Trust was approximately $92,946, including brokerage commissions.

The Shares purchased by the BAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the BAI Trust was approximately $97,435, including brokerage commissions.

The Shares purchased by the SAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 46,419 Shares beneficially owned by the SAI Trust was approximately $101,097, including brokerage commissions.

CUSIP NO. 50213V109

The Shares purchased by the MAI Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 100,742 Shares beneficially owned by the MAI Trust was approximately $144,917, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 11, 2016, Iroquois Capital Management L.L.C., Iroquois Master Fund Ltd., Joshua Silverman, Richard Abbe, American Capital Management, LLC, Talia Abbe Irrevocable Trust, Bennett Abbe Irrevocable Trust, Samantha Abbe Irrevocable Trust and The Merav Abbe Irrevocable Trust (collectively, “Iroquois”), entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things, to: (i) increase the size of the Board to seven (7) directors and appoint Scott L. Anchin and Daniel H. McCollum (collectively, the “Investor Directors”) to the Board; (ii) nominate and solicit proxies for the election of the Investor Directors, General John G. Coburn, Thomas R. Brown, Laura M. Clague and Richard H. Osgood III (collectively, the “Continuing Directors” and, together with the Investor Directors, the “2016 Nominees”) to the Board at the 2016 Annual Meeting (the “2016 Annual Meeting”); (iii) appoint at least one of the Investor Directors as a member of each committee of the Board and that at least one of the Investor Directors will be appointed to any new committee of the Board that may be established during the Standstill Period (as defined below), provided that at least one Investor Director is serving on the Board at such time and such person is qualified to serve on such committee; and (iv) to fix the size of the Board at six (6) directors during the period commencing with the 2016 Annual Meeting through the expiration of the Standstill Period.  The Issuer also agreed to promptly pay to Iroquois’ out-of-pocket legal and advisory fees in connection with its Nomination Letter and the Settlement Agreement, which amount shall not exceed $130,000.

The Settlement Agreement also provides that if any of the Investor Directors resign, is unable to serve as a director or is removed by the stockholders of the Issuer, during the Standstill Period, then Iroquois shall be entitled to designate for consideration by the Nominating and Corporate Governance Committee (the “Nominating Committee”) a replacement for such Investor Director who meets certain independence and experience criteria for approval by the Nominating Committee and appointment by the Board within five (5) business days after such committee’s approval.

Pursuant to the terms of the Settlement Agreement, Iroquois agreed, among other things: (i) to withdraw its Nomination Letter; (ii) to appear in person or by proxy and vote all shares beneficially owned by it in favor of (a) the election of the 2016 Nominees, (b) the ratification of the appointment of the Issuer’s accounting firm and (c) the Issuer’s “say-on-pay” proposal; and (iii) at any subsequent annual or special meeting of stockholders during the Standstill Period, to vote all shares beneficially owned by it in favor of the election to the Board of the individuals nominated by the Nominating Committee or the Board and against the removal of any director whose removal is not recommended by the Board.

CUSIP NO. 50213V109

Iroquois also agreed to certain customary standstill provisions, effective as of the date of the Settlement Agreement through the earlier of (i) ten (10) business days prior to the deadline for submission of stockholder nominations for the Issuer’s 2017 annual meeting of stockholders or (ii) such date, if any, as the Issuer has materially breached its representations, warranties, commitments or obligations under the Settlement Agreement and such breach has not been cured within fifteen (15) days (the “Standstill Period”). The standstill provisions generally prohibit Iroquois from taking specified actions with respect to the Issuer and its securities, including, among others: (i) submitting any stockholder proposal or any notice of nomination, other than expressly permitted under the Settlement Agreement, (ii) soliciting or participating in the solicitation of proxies; (iii) seeking to call or request a special meeting or request a list of the stockholders of the Issuer; (iv) voting for any nominee for election to the Board other than those supported by the Board; (v) seeking to place a representative or nominee on the Board, seeking the removal of any member of the Board, seeking to change the size or composition of the Board or (vi) entering into any agreement, encouraging or soliciting any person to undertake such activities.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,867,253 Shares outstanding, as of January 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 4, 2016.

A.	Iroquois

(a)	As of the close of business on March 11, 2016, Iroquois beneficially owned 1,281,337 Shares, which includes 1,281,337 Shares of Common Stock owned by Iroquois Master Fund.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,281,337
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,281,337

(c)
Iroquois has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Iroquois Master Fund

(a)	As of the close of business on March 11, 2016, Iroquois Master Fund directly and beneficially owned 1,281,337 Shares of Common Stock.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 1,281,337
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,281,337
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 50213V109

C.	Joshua Silverman

(a)
As of the close of business on March 11, 2016, Mr. Silverman beneficially owned 1,297,981 Shares, which includes (i) 1,281,337 Shares of Common Stock owned by Iroquois Master Fund and (ii) 16,644 Shares of Common Stock owned by Mr. Silverman.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 16,644
2. Shared power to vote or direct vote: 1,281,337
3. Sole power to dispose or direct the disposition: 16,644
4. Shared power to dispose or direct the disposition: 1,281,337

(c)
Mr. Silverman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Richard Abbe

(a)
As of the close of business on March 11, 2016, Mr. Abbe beneficially owned 1,420,594 Shares, which includes (i) 1,281,337 Shares of Common Stock owned by Iroquois Master Fund and (ii) 139,257 Shares of Common Stock held in the Accounts.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 139,257
2. Shared power to vote or direct vote: 1,281,337
3. Sole power to dispose or direct the disposition: 139,257
4. Shared power to dispose or direct the disposition: 1,281,337

(c)
Mr. Abbe has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Iroquois Master Fund during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	American Capital

(a)	As of the close of business on March 11, 2016, American Capital directly and beneficially owned 173,242 Shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 173,242
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 173,242
4. Shared power to dispose or direct the disposition: 0

(c)	American Capital has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 50213V109

F.	TAI Trust

(a)	As of the close of business on March 11, 2016, the TAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	TAI Trust has not entered into any transactions in the Shares during the past 60 days.

G.	BAI Trust

(a)	As of the close of business on March 11, 2016, the BAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	BAI Trust has not entered into any transactions in the Shares during the past 60 days.

H.	SAI Trust

(a)	As of the close of business on March 11, 2016, the SAI Trust directly and beneficially owned 46,419 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,419
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,419
4. Shared power to dispose or direct the disposition: 0

(c)	SAI Trust has not entered into any transactions in the Shares during the past 60 days.

I.	MAI Trust

(a)	As of the close of business on March 11, 2016, the MAI Trust directly and beneficially owned 100,742 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,742
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,742
4. Shared power to dispose or direct the disposition: 0

(c)	MAI Trust has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 50213V109

J.	Mr. Anchin

(a)	As of the close of business on March 11, 2016, Mr. Anchin did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Anchin has not participated in any transaction in the Shares during the past 60 days.

K.	Mr. McCollum

(a)	As of the close of business on March 11, 2016, Mr. McCollum did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCollum has not participated in any transaction in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 11, 2016, Iroquois and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 14, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 50213V109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Investors Agreement by and among Iroquois Capital Management L.L.C., Iroquois Master Fund Ltd, Joshua Silverman, Richard Abbe, Talia Abbe Irrevocable Trust, Bennett Abbe Irrevocable Trust, Samantha Abbe Irrevocable Trust, The Merav Abbe Irrevocable Trust and LRAD Corporation, dated March 11, 2016.

99.2
Joint Filing Agreement by and among Iroquois Capital Management L.L.C., Iroquois Master Fund Ltd, Joshua Silverman, Richard Abbe, American Capital Management LLC, Talia Abbe Irrevocable Trust, Bennett Abbe Irrevocable Trust, Samantha Abbe Irrevocable Trust and The Merav Abbe Irrevocable Trust, dated March 14, 2016.

CUSIP NO. 50213V109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2016

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kim Page
	Name:	Kim Page
	Title:	Manager

TALIA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

BENNETT ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

SAMANATHA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Trustee

CUSIP NO. 50213V109

THE MERAV ABBE IRREVOCABLE TRUST

By:	/s/ Leo Abbe
	Name:	Leo Abbe
	Title:	Trustee

/s/ Scott L. Anchin
SCOTT L. ANCHIN

/s/ Daniel H. McCollum
DANIEL H. MCCOLLUM

CUSIP NO. 50213V109

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address
Richard Abbe, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017
Joshua Silverman, Director	Hedge Fund Manager	205 East 42nd Street, 20th Floor, New York, New York 10017

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Securities Purchased/(Sold)	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

1,500	1.6600	01/26/2016